Exhibit 99.1

National Energy Services Reunited Corp. Reports Second Quarter and First Half 2024 Financial Results

●	Revenue for the quarter ended June 30, 2024 is $325.0 million, growing 15.9% year-over-year and 9.5% on a sequential quarter basis
●	Net income for the quarter ended June 30, 2024 is $18.9 million, growing 870.3% year-over-year and 89.1% on a sequential quarter basis
●	Adjusted EBITDA (a non-GAAP measure)* for the quarter ended June 30, 2024 is $78.7 million, growing 30.2% year-over-year and 22.5% on a sequential quarter basis
●	Diluted Earnings per Share (EPS) for the quarter ended June 30, 2024 is $0.20, growing 900.0% year-over-year and 100.0% on a sequential quarter basis
●	Operating cash flow for the six months ended June 30, 2024, is $112.3 million, improving 55.1% year-over-year
●	Free cash flow (a non-GAAP measure)* for the six months ended June 30, 2024, is $59.6 million, improving 73.2% year-over-year

HOUSTON, August 29, 2024 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (OTCMKTS: NESR) (OTCMKTS: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, today reported its financial results as of and for the three- and six-month periods ended June 30, 2024. The Company posted the following results for the periods presented:

	Three Months Ended			Variance
(in thousands except per share amounts and percentages)	June 30, 2024	March 31, 2024	June 30, 2023	Sequential	Year- over- year

Revenue	$324,969	$296,848	$280,311	9.5%	15.9%
Net income	18,873	9,982	1,945	89.1%	870.3%
Adjusted net income (non-GAAP)*	27,356	14,046	6,041	94.8%	352.8%
Adjusted EBITDA (non-GAAP)*	78,655	64,216	60,411	22.5%	30.2%
Diluted EPS	0.20	0.10	0.02	100.0%	900.0%
Adjusted Diluted EPS (non-GAAP)*	0.29	0.15	0.07	93.3%	314.3%

*The Company presents its financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”). However, management believes that using additional non-GAAP measures will enhance the evaluation of the profitability of the Company and its ongoing operations. Please see Tables 1, 2, 3, and 4 below for reconciliations of GAAP to non-GAAP financial measures. The Condensed Consolidated Balance Sheets, Condensed Consolidated Interim Statements of Operations, and Condensed Consolidated Interim Statements of Cash Flows are derived from the unaudited condensed consolidated interim financial statements present in our Period Report on Form 6-K as of and for the three- and six-month periods ended June 30, 2024.

Stefan Angeli, Chief Financial Officer, commented, “NESR achieved exemplary results during the first half of 2024 with outstanding revenue growth and margin expansion coupled with strong cash flow that drove a large reduction in Net Debt. First half 2024 Revenues grew 15.5% year-over-year and Adjusted EBITDA margin improved 218 basis points to 23.0% during the same period. Cash provided by operating activities for the first half of 2024 was $112.3 million. Free cash flow totalling $59.6 million was used to pay down debt. Net Debt to trailing Adjusted EBITDA was 1.13 as of June 30, 2024, a significant reduction from prior periods. Activity has continued to expand throughout 2024 with Revenues for the second quarter of 2024 up 9.5% sequentially to $325.0 million. Adjusted EBITDA margin also improved sequentially, expanding 257 basis points to 24.2% during the second quarter of 2024.

Despite macroeconomic volatility and geopolitical conflicts, we believe the MENA landscape remains very favorable with growth across most countries. Operational execution was exceptional in the first half of 2024, and our back office, with new and updated processes and procedures, also contributed significantly. Additionally, as you may have seen with yesterday’s press release by the SEC, we have concluded our inquiry with the SEC in a very positive manner. On behalf of management, I would like to thank our entire workforce for their tireless contribution, together with our customers, our directors, shareholders and banking consortium, for their continued support. We look forward to exiting 2024 as a far larger and stronger corporation.”

Sherif Foda, Chairman and Chief Executive Officer, commented, “I am extremely proud of the entire NESR organization, for not only achieving exceptional first half 2024 results on the back of solid momentum in 2023, but also for the substantial organizational improvements that position the Company to deliver continued outperformance in the MENA region. The positive macro backdrop has materialized as we had expected, and NESR continues to make progress on the key elements of our strategy, including core business outperformance, new technology expansion, and returns-driven growth punctuated by leading cash flow generation. Looking ahead, a robust activity environment with historically high rig counts in our largest countries, across both oil and gas basins, serves as a foundation for durable success in the next leg of NESR’s evolution. We are very excited with our progress across the ROYA drilling portfolio, and we see excellent opportunities to establish ourselves as a main player in the advanced directional drilling arena. I extend my deepest thanks to our valued customers, our shareholders, and our hard-working people for their trust and loyalty during the past several years, and I look forward to a very bright future.”

Net Income and Adjusted Net Income Results

The Company had net income for the quarter ended June 30, 2024, totaling $18.9 million, an improvement of $16.9 million year-over-year. The change is largely attributable to increased activity in our principal areas and businesses of operations, particularly in Saudi Arabia and Kuwait. Adjusted net income for the quarter ended June 30, 2024, was $27.4 million and included adjustments totaling $8.5 million (“Total Charges and Credits”), mainly related to increased costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, and current expected credit loss provisions. A complete list of the adjusting items and the associated reconciliation from GAAP has been provided in Table 1 below in the section entitled “Reconciliation of Net Income and Adjusted Net Income.”

The Company reported $0.20 of diluted EPS for the quarter ended June 30, 2024. Adjusted for the impact of Total Charges and Credits, Adjusted Diluted EPS, a non-GAAP measure described in Table 1 below, for the quarter ended June 30, 2024, is $0.29.

Adjusted EBITDA Results

The Company generated Adjusted EBITDA of $78.7 million during the quarter ended June 30, 2024, improving 30.2% year-over-year and 22.5% sequentially. Adjusted EBITDA includes adjustments for certain Total Charges and Credits (those not related to interest, taxes, and/or depreciation and amortization). The Company posted the following results for the periods presented.

	Quarter ended	Quarter ended	Quarter ended
(in thousands)	June 30, 2024	March 31, 2024	June 30, 2023
Revenue	$324,969	$296,848	$280,311
Adjusted EBITDA	$78,655	$64,216	$60,411

Balance Sheet

Cash and cash equivalents are $75.0 million as of June 30, 2024, compared to $67.8 million as of December 31, 2023.

Free cash flow, a non-GAAP measure, for the six months ended June 30, 2024, was $59.6 million, as compared to $34.4 million for the six months ended June 30, 2023, due to improved operating results in 2024.

Total debt as of June 30, 2024, is $407.1 million with $105.7 million classified as short-term, as compared to $452.2 million and $120.6 million, respectively, on December 31, 2023. Net Debt (a non-GAAP measure), which is the sum of our recorded Current installments of long-term debt, Short-term borrowings, and Long-term debt less Cash and cash equivalents, totaled $332.1 million as of June 30, 2024, as compared to $384.4 million as of December 31, 2023. Net Debt has decreased as compared to the prior period primarily due to long-term debt repayments during 2024. A reconciliation of the comparable GAAP measures to Net Debt is provided in Table 4 below, entitled “Reconciliation to Net Debt.”

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 6,000 employees, representing more than 60 nationalities in over 15 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact, may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, completion and integration of acquisitions, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over including the impact of the delayed SEC report filings on our business, the extent of any material weakness or significant deficiencies in our internal control over financial reporting and any action taken by the SEC including potential fines or penalties arising out of the SEC inquiry. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: estimates of the Company’s future revenue, expenses, capital requirements and the Company’s need for financing; the risk of legal complaints and proceedings and government investigations; the Company’s financial performance; success in retaining or recruiting, or changes required in, the Company’s officers, key employees or directors; current and future government regulations; developments relating to the Company’s competitors; changes in applicable laws or regulations; the possibility that the Company may be adversely affected by other economic and market conditions, particularly during extended periods of low oil and gas prices, political disturbances, war, terrorist acts, public health crises and threats, ongoing actions taken by businesses and governments and resulting significant disruption in international economies, international financial and oil markets; international currency fluctuations, business and/or competitive factors; and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”).

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The preliminary financial results for the Company as of and for the three- and six-month periods ended June 30, 2024, included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its subsequent Periodic Reports on Form 6-K may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s review procedures, and other developments that may arise between now and the disclosure of the final results.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	June 30, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents	$74,997	67,821
Accounts receivable, net	155,942	171,269
Unbilled revenue	144,976	95,997
Service inventories	95,866	98,434
Prepaid assets	16,835	9,238
Retention withholdings	30,513	48,419
Other receivables	31,747	39,778
Other current assets	9,894	10,759
Total current assets	560,770	541,715
Non-current assets
Property, plant and equipment, net	423,251	442,666
Intangible assets, net	75,001	84,304
Goodwill	645,095	645,095
Operating lease right-of-use assets	27,395	31,628
Other assets	57,842	52,332
Total assets	$1,789,354	$1,797,740

Liabilities and equity
Liabilities
Accounts payable and accrued expenses	373,387	351,240
Current installments of long-term debt	70,945	71,744
Short-term borrowings	34,797	48,889
Income taxes payable	4,219	8,421
Other taxes payable	6,215	14,674
Operating lease liabilities	5,313	7,406
Other current liabilities	29,004	31,073
Total current liabilities	523,880	533,447

Long-term debt (Note 6)	301,331	331,565
Deferred tax liabilities (Note 7)	-	-
Employee benefit liabilities	31,846	28,935
Non-current operating lease liabilities	21,597	25,145
Other liabilities	59,312	57,154
Total liabilities	937,966	976,246

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at June 30, 2024 and December 31, 2023, respectively	-	-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 95,408,453 and 94,996,397 shares issued and outstanding at June 30, 2024 and December 31, 2023, respectively	884,904	883,865
Retained (deficit)	(33,585)	(62,440)
Accumulated other comprehensive income	69	69
Total equity	851,388	821,494
Total liabilities and equity	$1,789,354	$1,797,740

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	For the quarter-to-date period ended		For the year-to-date period ended
Description	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Revenues	$324,969	$280,311	$621,817	$538,311
Cost of services	(271,830)	(248,318)	(525,736)	(479,199)
Gross profit	53,139	31,993	96,081	59,112
Selling, general and administrative expenses (excluding Amortization)	(14,329)	(10,060)	(28,020)	(24,723)
Amortization	(4,694)	(4,694)	(9,387)	(9,388)
Operating income	34,116	17,239	58,674	25,001
Interest expense, net	(9,439)	(11,067)	(20,043)	(21,986)
Other income, net	184	166	805	864
Income before income tax	24,861	6,338	39,436	3,879
Income tax expense	(5,988)	(4,393)	(10,581)	(8,291)
Net income / (loss)	$18,873	$1,945	$28,855	$(4,412)

Weighted average shares outstanding:
Basic	95,437,068	94,875,603	95,250,744	94,521,888
Diluted	95,525,679	94,875,603	95,484,020	94,521,888

Earnings / (loss) per share:
Basic	$0.20	$0.02	$0.30	$(0.05)
Diluted	$0.20	$0.02	$0.30	$(0.05)

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(In US$ thousands)

	For the year-to-date period ended
	June 30, 2024	June 30, 2023

Cash flows from operating activities:
Net income / (loss)	$28,855	$(4,412)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation and amortization	68,819	71,468
Share-based compensation expense	2,026	3,693
Loss / (Gain) on disposal of assets	1,389	(93)
Non-cash interest (income) expense	(2,088)	1,111
Deferred tax expense	1,196	1,591
Allowance for (reversal of) doubtful receivables	4,323	506
Charges on obsolete service inventories	1,648	69
Other operating activities, net	(59)	(367)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	10,694	167
(Increase) decrease in unbilled revenue	(49,019)	(14,956)
(Increase) decrease in retention withholdings	17,906	5,522
(Increase) decrease in inventories	621	(3,737)
(Increase) decrease in prepaid expenses	(7,631)	(11,821)
(Increase) decrease in other current assets	10,172	(4,987)
Change in other long-term assets and liabilities	(2,858)	(228)
Increase (decrease) in accounts payable and accrued expenses	43,218	23,291
Increase (decrease) in other current liabilities	(16,931)	5,598
Net cash provided by operating activities	112,281	72,415

Cash flows from investing activities:
Capital expenditures	(52,698)	(38,009)
IPM investments (Note 2)	-	(15,304)
Proceeds from disposal of assets	156	273
Other investing activities	(4,165)	(1,000)
Net cash used in investing activities	(56,707)	(54,040)

Cash flows from financing activities:
Proceeds from long-term debt	4,063	-
Repayments of long-term debt	(35,872)	(26,675)
Proceeds from short-term borrowings	24,276	60,899
Repayments of short-term borrowings	(38,513)	(70,416)
Payments on capital leases	(507)	(1,201)
Payments on seller-provided financing for capital expenditures	(1,682)	(4,521)
Other financing activities, net	(163)	(197)
Net cash used in financing activities	(48,398)	(42,111)

Effect of exchange rate changes on cash	-	-
Net increase (decrease) in cash	7,176	(23,736)
Cash and cash equivalents, beginning of period	67,821	78,853
Cash and cash equivalents, end of period	$74,997	$55,117

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

(In US$ thousands except per share amounts)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), net income and diluted earnings per share (“EPS”) adjusted for certain non-recurring and non-core expenses (“Adjusted Net Income” and “Adjusted Diluted EPS,” respectively), as well as a reconciliation of these non-GAAP measures to net income and diluted EPS, respectively, in accordance with GAAP. The Company also discusses the non-GAAP balance sheet measure of the sum of our recorded current installments of long-term debt, short-term borrowings, and long-term debt less cash and cash equivalents (“Net Debt”) in this release and provides a reconciliation to the GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt to Net Debt. The Company also discusses Free Cash Flow reconciled to Operating Cash Flow.

The Company believes that the presentation of Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization), items that do not impact the ongoing operations (transaction, integration, and startup costs) and items outside the control of its management team. Similarly, Net Debt is used by management as a liquidity measure used to illustrate the Company’s debt level absent variability in cash and cash equivalents, and the Company believes that the presentation of Net Debt provides useful information to investors in assessing its financial leverage. Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS should not be considered as an alternative to operating income, net income, or diluted EPS, respectively, the most directly comparable GAAP financial measures. Net Debt also should not be considered as an alternative to GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt. Finally, Free Cash Flow is used by management as a liquidity measure to illustrate the Company’s ability to produce cash that is available to be distributed in a discretionary manner, after excluding investments in capital assets. Free Cash Flow should not be considered as an alternative to Net cash provided by (used in) operations or Net cash provided by (used in) investing activities, respectively, the most directly comparable GAAP financial measures. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP.

Table 1 - Reconciliation of Net Income and Diluted EPS to Adjusted Net Income and Adjusted Diluted EPS

	Quarter ended June 30, 2024		Quarter ended March 31, 2024		Quarter ended June 30, 2023
	Net Income	Diluted EPS	Net Income	Diluted EPS	Net Income	Diluted EPS

Net Income	$18,873	$0.20	$9,982	$0.10	$1,945	$0.02
Add Charges and Credits:
Costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation	5,332	0.06	3,370	0.04	3,540	0.04
Current expected credit loss provisions	2,720	0.03	1,820	0.02	-	-
Other write-offs (recoveries) and provisions (release of provisions)	431	-	(1,126)	(0.01)	556	0.01
Total Charges and Credits(1)	8,483	0.09	4,064	0.05	4,096	0.05
Total Adjusted Net Income	$27,356	$0.29	$14,046	$0.15	$6,041	$0.07

(1)	In the quarter ended June 30, 2024, Total Charges and Credits included $5.3 million of costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, $2.7 million of current expected credit loss provisions, and $0.4 million of other write-offs (recoveries) and provisions (release of provisions). In the quarter ended March 31, 2024, Total Charges and Credits included $3.4 million of costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, $1.8 million of current expected credit loss provisions, and $(1.1) million of other write-offs (recoveries) and provisions (release of provisions). In the quarter ended June 30,2023, Total Charges and Credits included $3.5 million of costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, and $0.6 million of other write-offs (recoveries) and provisions (release of provisions).

Table 2 - Reconciliation of Net Income to Adjusted EBITDA

	Quarter ended June 30, 2024	Quarter ended March 31, 2024	Quarter ended June 30, 2023

Net Income	$18,873	$9,982	$1,945
Add:
Income Taxes	5,988	4,593	4,393
Interest Expense, net	9,439	10,604	11,067
Depreciation and Amortization	35,872	34,973	38,910
Total Charges and Credits impacting Adjusted EBITDA (2)	8,483	4,064	4,096
Total Adjusted EBITDA	$78,655	$64,216	$60,411

(2)	Charges and Credits impacting Adjusted EBITDA are described in Table 1 above. Charges and Credits impacting Adjusted EBITDA exclude items related to interest, income tax and depreciation and amortization.

Table 3 - Reconciliation of Net cash provided by (used in) operating activities to Free Cash Flow

	6 months ended June 30, 2024	6 months ended June 30, 2023

Net cash provided by operating activities	$112,281	$72,415
Less:
Capital expenditures	(52,698)	(38,009)
Free cash flow	$59,583	$34,406

Table 4 - Reconciliation to Net Debt

	As of June 30, 2024	As of March 31, 2024	As of June 30, 2023

Current installments of long-term debt	$70,945	$71,345	$68,557
Short-term borrowings	34,797	34,912	54,807
Long-term debt	301,331	314,418	349,112
Less:
Cash and cash equivalents	(74,997)	(62,759)	(62,303)
Net Debt	$332,076	$357,916	$410,173

For inquiries regarding NESR, please contact:

Blake Gendron or Stefan Angeli

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com